August 4, 2015

Mr. Ethan Horowitz,
Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	BP p.l.c. Form 20-F for Fiscal Year Ended December 31, 2014
Response Letter Dated June 22, 2015
File No. 001-06262

Dear Mr. Horowitz,

I refer to your comment letter dated August 3, 2015 to Dr. Brian Gilvary of BP p.l.c. (the “Company”) and my telephone call with Jennifer O’Brien on August 4, 2015 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 14, 2015.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell

Kathryn A. Campbell

cc:	Jennifer O’Brien, Staff Accountant
(Securities and Exchange Commission)

Dr. Brian Gilvary
(BP p.l.c.)